Exhibit II
Summary of businesses transacted at the Twelfth Annual General Meeting of HDFC Bank
Limited held on Tuesday, 30th May, 2006 at 3.30 p.m. (Indian Standard Time) at Birla
Matushri Sabhagar, 19, New Marine Lines, Mumbai — 400 020.
1.	The audited Balance Sheet as at 31st March, 2006 and Profit and Loss Account for the year ended 31st March, 2006 and the reports of the Directors and the Auditors thereon were adopted by the shareholders of the Bank.

2.	A dividend at the rate of 55% (i.e. Rs.5.50 per share) was declared by the shareholders of the Bank.

3.	Mr. Keki Mistry, who retires by rotation was re-appointed as a Director of the Bank.

4.	Ms. Renu Karnad, who retires by rotation was re-appointed as a Director of the Bank.

5.	M/s. Haribhakti & Co., Chartered Accountants were appointed as the Statutory Auditors of the Bank to hold office from the conclusion of the 12th Annual General Meeting till the conclusion of next Annual General Meeting.

6.	Mr. Aditya Puri was re- appointed as Managing Director of the Bank for a period of three years with effect from April 1, 2007 . Mr. Puri’s remuneration and perquisites have been revised with effect from 1st April, 2006.